UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-52640

OAK RIDGE FINANCIAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

P.O. Box 2

2211 Oak Ridge Road,

Oak Ridge, North Carolina 27310

Telephone Number: (336) 644-9944
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i) *	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

* Explanatory Note: The registrant is filing this Form 15 in reliance on a no-action letter issued by the staff of the Division of Corporation Finance of the Securities and Exchange Commission on September 9, 2013, addressing the registrant's ability to rely on Rule 12h-3(b)(1)(i) to suspend its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act.

Approximate number of holders of record as of the certification or notice date:     902

Pursuant to the requirements of the Securities Exchange Act of 1934, Oak Ridge Financial Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OAK RIDGE FINANCIAL SERVICES, INC.

(Registrant)

Date: November 8, 2013	By:	/s/ Thomas W. Wayne
Thomas W. Wayne
Chief Financial Officer